# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Clearway Energy, Inc., CIK 0001567683
CUSIP: 18539C105
Title of class of securities: Class A common stock; Class C common stock
Address of issuer's principal executive offices: 300 Carnegie Center, Suite 300, Princeton, New Jersey (NJ), 08540
Date of event which requires filing of this statement: 09/12/2025
Filed by CIK 0002052113
Persons authorized to receive notices and communications: Julie Ashworth, BlackRock, Inc., 50 Hudson Yards, New York, New York (NY), 10001, (212) 810-5800

## Reporting persons
- BlackRock Portfolio Management LLC (CIK 0002052113): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 42,824,670; shared voting power 0; sole dispositive power 42,824,670; shared dispositive power 0; aggregate amount beneficially owned 42,824,670 (55.4% of the class)
  Comment: This Schedule 13D relates to the following classes of securities of Clearway Energy, Inc., a Delaware corporation: Class A Common Stock with CUSIP No. 18539C105 and Class C Common Stock with CUSIP No. 18539C204. Due to the Edgar XML filing requirements, cover pages are limited to one class of security. The cover page of this Schedule 13D filing relates to the Class A Common Stock. Rows (7), (9) and (11) equal 42,489,448 shares of Class C Common Stock and row (13) equals 34.0% of the Class C Common Stock. This comment shall serve as full disclosure of the beneficial ownership of all classes of securities of the Issuer registered pursuant to Section 12(b) of the Act.

## Item 1. Security and Issuer
Title of class of securities: Class A common stock; Class C common stock
Name of issuer: Clearway Energy, Inc.
Address of issuer's principal executive offices: 300 Carnegie Center, Suite 300, Princeton, New Jersey (NJ), 08540
Comment: Explanatory Note: This Amendment No. 1 ("Amendment No. 1") to Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission ("SEC") on January 30, 2025 (as amended the "Schedule 13D"). Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: Item 2 of the Schedule 13D is hereby amended and restated to include the updated Annex A attached hereto, which is incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth or incorporated by reference in Item 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

BPM has been delegated authority to file this Schedule 13D with respect to the 42,760,591 shares of Class A Common Stock and 41,675,865 shares of Class C Common Stock beneficially owned by the GIP Entities.

Certain of BlackRock's Advisory Subsidiaries in their capacity as investment advisers to certain client accounts, held beneficial ownership of shares of Class A Common Stock and shares of Class C Common Stock. Such acquisitions were made for investment purposes with available funds of the applicable client accounts in the ordinary course of business of the Advisory Subsidiaries. As of the date hereof, BPM has been delegated authority to file this Schedule 13D with respect to the 64,079 shares of Class A Common Stock and 813,583 shares of Class C Common Stock (the "Reporting Advisory Shares") beneficially owned by the Reporting Advisory Subsidiaries as of September 12, 2025, which were acquired for an aggregate purchase price of approximately $1,485,141 and $16,199,750, respectively. Transactions made for investment purposes in the ordinary course of business of the Reporting Advisory Subsidiaries are undertaken solely for the benefit of the applicable client account and are independent from the strategic relationship with and investment in the Issuer made by the GIP Entities for their own accounts.

During the last 60 days, Clearway Energy Group has acquired 5,189 shares of Class C Common Stock in connection with the forfeiture of shares of restricted stock of the Issuer previously granted to certain Clearway Energy Group employees due to termination of service.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5 (a)-(c) of the Schedule 13D are hereby amended and restated as follows:

The responses of BPM to Rows (11) and (13) of the cover page of this Schedule 13D are incorporated herein by reference. None of the Covered Persons beneficially owns any shares of Class A Common Stock or Class C Common Stock.

The aggregate percentages of shares of Class A Common Stock and Class C Common Stock reported as beneficially owned by the Reporting Business Units were calculated based on 34,613,853 and 83,263,747 shares of Class A Common Stock and Class C Common Stock, respectively, issued and outstanding as of July 31, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2025, plus 42,738,750 Class B units and 41,576,142 Class D units beneficially owned by the GIP Entities, as of September 12, 2025, and exchangeable at any time for shares of Class A Common Stock, and shares of Class C Common Stock, in each case, on a one-for-one basis, respectively.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of BPM to Rows (7) through (10) of the cover page of this Schedule 13D are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Annex B, attached hereto, sets forth the transactions that were effected by the Reporting Business Units in the Class A Common Stock and Class C Common Stock during the 60-day period ended September 12, 2025. The transactions in the Class A Common Stock and Class C Common Stock described on Annex B were effected on securities exchanges unless otherwise indicated therein.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Accounts managed by the Reporting Business Units have entered into short positions (the "Short Positions") with respect to 159,630 shares of Class C Common Stock (representing economic exposure to approximately 0.2% of the total issued and outstanding shares of Class C Common Stock, as of September 12, 2025). The Short Positions provide the Reporting Business Units with economic results that are opposite to the economic results of ownership. The lenders of the Short Positions are unaffiliated third-party financial institutions. BPM and the Reporting Business Units hereby expressly disclaim beneficial ownership of the shares of Class C Common Stock that are the subject of the Short Positions.

Additionally, Accounts managed by the Reporting Business Units have entered into notional principal amount derivative agreements (the "Long Derivative Agreements") in the form of cash-settled swaps with respect to 76,723 shares of Class A Common Stock (representing economic exposure to approximately 0.2% of the total issued and outstanding shares of Class A Common Stock as of September 12, 2025). The Long Derivative Agreements provide such holder with economic results that are comparable to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the shares of Class A Common Stock that are the subject of the Long Derivative Agreements. BPM and the Reporting Business Units hereby expressly disclaim beneficial ownership of the shares of Class A Common Stock that are the subject of the Long Derivative Agreements. The counterparties to the Long Derivative Agreements are unaffiliated third-party financial institutions. In addition, accounts managed by the Reporting Business Units have entered into notional principal amount derivative agreements (the "Short Derivative Agreements") in the form of cash-settled swaps with respect to 41,213 shares of Class C Common Stock (representing economic exposure to less than 0.1% of the total issued and outstanding shares of Class C Common Stock as of September 12, 2025). The Short Derivative Agreements provide such holder with economic results that are opposite to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the shares of Class C Common Stock that are the subject of the Short Derivative Agreements. BPM and the Reporting Business Units hereby expressly disclaim beneficial ownership of the shares of Class C Common Stock that are the subject of the Short Derivative Agreements. The counterparties to the Short Derivative Agreements are unaffiliated third-party financial institutions.

Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between BPM and any other person with respect to any securities of the Issuer or among the Reporting Business Units, including but not limited to transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies (other than the transfer of voting rights with respect to the shares of Class A Common Stock and the shares of Class C Common Stock that are loaned out in the ordinary course of certain Reporting Business Units' securities lending programs).

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented to include the following exhibits:

Exhibit 13: Power of Attorney, dated July 1, 2025, relating to BPM.
Annex A
Annex B

## Signatures
- BlackRock Portfolio Management LLC: /s/ Julie Ashworth, Attorney-in-Fact (09/16/2025)